Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

TKO Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

87256C101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C101	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons Endeavor Group Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 89,616,891
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 89,616,891

9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,616,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.2%
12	Type of Reporting Person CO

CUSIP No. 87256C101	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Endeavor Manager, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 89,616,891
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 89,616,891

9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,616,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87256C101	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Endeavor Operating Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 89,616,891
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 89,616,891

9	Aggregate Amount Beneficially Owned by Each Reporting Person 89,616,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87256C101	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons January Capital HoldCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,904,832
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,904,832

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,904,832
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87256C101	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons January Capital Sub, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,542,033
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,542,033

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,542,033
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.4%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87256C101	Schedule 13G	Page 6 of 10

ITEM 1.	(a) Name of Issuer:

TKO Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

200 Fifth Ave, 7th Floor

New York, NY 10010

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Endeavor Group Holdings, Inc. (“Endeavor”);

Endeavor Manager, LLC;

Endeavor Operating Company, LLC (“EOC”);

January Capital HoldCo, LLC (“January HoldCo”); and

January Capital Sub, LLC (“January Sub”).

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is an entity organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

87256C101

ITEM 3.

Not applicable.

CUSIP No. 87256C101	Schedule 13G	Page 7 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock as of the date of this filing, based upon 82,063,970 shares of Class A Common Stock outstanding as of November 14, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Endeavor Group Holdings, Inc.	89,616,891	52.2%	0	89,616,891	0	89,616,891
Endeavor Manager, LLC	89,616,891	52.2%	0	89,616,891	0	89,616,891
Endeavor Operating Company, LLC	89,616,891	52.2%	0	89,616,891	0	89,616,891
January Capital HoldCo, LLC	12,904,832	13.6%	0	12,904,832	0	12,904,832
January Capital Sub, LLC.	6,542,033	7.4%	0	12,904,832	0	12,904,832

EOC is the record holder of 76,712,059 units of TKO Operating Company, LLC (the “TKO OpCo Units”), January HoldCo is the record holder of 6,362,799 TKO OpCo Units, and January Sub is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the Amended and Restated Operating Agreement of TKO OpCo, the OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member EOC. EOC is the managing member of January HoldCo, which in turn is the managing member of January Sub. As a result, January Holdco may be deemed to beneficially the securities held of record by January Sub, EOC may be deemed to beneficially own the securities beneficially owned by January HoldCo, and each of Endeavor and Endeavor Manager, LLC may be deemed to beneficially own the securities beneficially owned by EOC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 87256C101	Schedule 13G	Page 8 of 10

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87256C101	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Endeavor Group Holdings, Inc.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Endeavor Manager, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Endeavor Operating Company, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

January Capital HoldCo, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Authorized Signatory

January Capital Sub, LLC

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Authorized Signatory

CUSIP No. 87256C101	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.